FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is the script related to Registrant’s conference call held on November 24, 2008 after the announcement of Registrant’s results for the quarter ending September 30, 2008.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: December 3, 2008

CONFERENCE CALL SCRIPT – Gilat Satellite Networks
November 2008

Andrea Costa

Good morning and good afternoon. Thank you for joining us today for Gilat’s third quarter 2008 results conference call.

A recording of the call will be available beginning at approximately 12:00 PM Eastern Time, today, November 24th, 2008 until November 26th, 2008 at 12:00 PM. Our earnings press release and website provide details on accessing the archived call

Investors are urged to read the forward-looking statements in our earnings release, which say that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements, including statements regarding future financial operating results involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise and we expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities & Exchange Commission.

That said, on the call this morning is Amiram Levinberg, Gilat’s Chairman of the Board and Chief Executive Officer and Ari Krashin, Chief Financial Officer. Amiram please go ahead.

Amiram

Thank you, Andrea. Good day everyone.

We’ll begin today’s call with a short update regarding our business highlights for the third quarter, key financial indicators, and elaborate about our different market segments.

After this, Ari will take you through the detailed financial results and I will summarize. We will open the floor for questions right after this.

Our financial results for this quarter were on par with those of last quarter and lower than third quarter 2007, mainly due to the longer sales cycle that GNS is seeing for closing projects. While we have a healthy funnel of deals, we continue to see delays in several large pending projects throughout the world. On the other hand, I am glad to report that despite the economic downturn in the US, Spacenet had a good third quarter. I should point out that the continued delay in revenue recognition from our operations in Colombia continues to have a negative impact on our financials.

In the developed markets, we saw strong activity in the U.S., with significant deals in the enterprise and gaming segments. These included both new deals and technology refreshes for existing customers.

In the emerging markets, we saw most of our revenue from Latin America, Asia and the Pacific rim regions. We announced several deals during the past quarter such as Aduanett in Honduras, ICE in Costa Rica and sales for cellular backhaul in Mongolia and Bolivia. We still have a healthy deal funnel and high success rate for winning projects that are being set in motion. That said, we assume that the economic situation is and will be a contributing factor in the delay of bids and projects.

Just after our last earnings call, Gilat notified the consortium of buyers that had signed a definitive agreement to purchase the Company that it was terminating the Agreement and Plan of Merger entered into on March 31, 2008, citing the buyer’s intentional breach of the merger agreement and failure to close the merger. Since then we have filed lawsuits against each of the guarantors for their pro rata commitment to pay the $47 million termination fee.

Regarding Colombia, I had expected by this call, to be able to tell you that the newly negotiated agreements have been signed and blessed by the Colombian government. Unfortunately, the Colombian government continues to be incapable of reaching resolution.

I will discuss all these issues in more detail a bit later.

Regarding the market and financial environment, we are well aware of the negative effects of a recession on the communications market and we think it would be bold headed to claim that we are and will be immune to such a downturn. So far Spacenet, in the US, has not experienced this downturn.

In emerging markets we have already seen that CAPEX spending is more conservative and financing more difficult. With tight credit and consumer demand slowing, expectations are that telecom budgets will decrease next year and we will budget accordingly for 2009.

Moving to the financial indicators summary slide, quarterly revenues were $65.3 million in the third quarter of 2008 compared to $71.5 million in the comparable quarter of 2007.

The net income for this quarter, excluding the 1 million dollars of merger related transaction expenses, was half a million dollars, compared to $5.9 million in the comparable quarter of 2007.

The effect of our inability to recognize the revenues of our Colombian operations on Q3 2008 results was $3.7 million in revenue, operating income, net income and EBITDA. Ari will provide a more in depth presentation of our financials a bit later.

Delving into a little more detail about our business during the third quarter, I will begin with the developed markets.

Spacenet continues to have a strong year with another good quarter, attaining good results in bookings and profitability. Spacenet’s primary customers this quarter were from the gaming and enterprise segments. This included both roll outs of new networks as well as expansions of existing networks. Spacenet received orders from two of the largest lottery companies in the U.S. for about 18,000 sites.

On the enterprise front, Spacenet signed a number of contracts with existing clients for technology refreshes as well as contracts with new customers. The recent awards include convenience stores, restaurants, monitoring pipelines and retail chain. Some of the refreshes have been to hybrid network solutions, where Spacenet provides the terrestrial communication as well as the satellite portion of service. Spacenet has also recently expanded its offering by adding CDMA EV/DO technology to its hybrid network solution. CDMA EV/DO is a high-speed 3G wireless data service and is available in many regions of the US.

Spacenet has also recently announced a 5Mbps service option for Connexstar Performance Series, making it among the fastest if not the fastest pre-packaged satellite communications solutions available.

The Emergency Management segment continues to be a growing market for Spacenet, and this quarter, we have added CACI as our customer for a quick-deploy emergency network for hospitals. CACI is a multi-billion dollar Government Prime Contractor that provides professional services and IT solutions to defense, intelligence, homeland security, and federal civilian government agencies. Spacenet has also successfully finished the deployment of the “Public Security Disaster Recovery Network” for a major US metropolitan city and we are looking to replicate this successful project in additional cities.

If you remember, last quarter I told you that Spacenet launched a new product specifically for this market called ION and I am glad to say that we have achieved our first sales.

Now I’d like to turn to the Emerging Markets.

As I have mentioned, GNS’ product sales are hard to forecast given that timing of a deal is so difficult to predict and control. Since many of the deals that our sales teams work on are relatively large projects, their overall effect on a specific quarter are quite significant. I already mentioned that we have seen a delay of certain projects but we do not see cancellation of projects or, for that matter, any heightened intensity in our competition. Overall, our GNS funnel remains healthy.

This quarter, most of our sales in the Emerging markets came from Latin America, Asia and Pacific Rim regions. This quarter, we won a large government project in Brazil which will provide internet access services to remote regions in Brazil where no broadband technology is available.

We continue to see deals for cellular backhaul, such as the two recently announced in Bolivia and Mongolia. For many regions, this mix of satellite backhaul together with cellular technology is the best solution to provide telephony to remote regions. In the future we expect this to expand to 3G technologies as well, at which time the networks will also be able to provide broadband data services.

We also received several small WiMAX deals, though this still comprises a very small part of our business.

GNS has released an addition to the SkyEdge II family of VSATs, called the SkyEdge II Access. This is a modular high-performance VSAT targeted for various high-end segments such as maritime, oil & gas, corporate and other markets requiring high-speed IP capabilities, usually together with voice. The Access VSAT is special in that it has slots for two add-on cards that provide additional functionality to the VSAT, such as embedded telephony ports or mesh capabilities. This enables the service provider to customize the VSATs to the specific requirement of each end-user. These cards can be installed by the customer so the VSATs can be upgraded in the field.

With respect to Spacenet Rural: As a reminder, Spacenet Rural is comprised of operations in Peru and in Colombia predominantly for the public or government sector. While the Peruvian operation has continuous positive financial results, the situation in Colombia is more challenging.

Since the third quarter of 2007, we have informed you that we were re-negotiating with the Colombian Government certain terms of the contracts relating to its networks, including the operational indicators criteria in a manner that better reflects the economic and social conditions in the areas in which service is provided.

These negotiations were finally completed on September 25, 2008 and the parties were to have signed agreements immediately, enabling the release of the restricted cash to the Company over time. Despite the readiness of the agreement for signature, FONADE, the government entity which serves as project manager of these projects and was part of the negotiations, has surprisingly resisted signing the agreements claiming their desire to make new and significant modifications to the negotiated documents. This position is contrary to that of the office of the Ministry of Communications.

Finally, FONADE suggested that the agreements be signed solely by the Ministry of Communications. The Ministry of Communications is now also avoiding contract signature due to the pressures this office faces by signing alone. Unfortunately, the last two months have been spent on this internal debate between the government entities, and not in any productive resolution of the matter with Gilat. Even the involvement of the office of the President of Colombia, has not put an end to this saga.

As you know from our many conference calls in which we have mentioned ongoing negotiations, we feel that we have exercised a tremendous amount of restraint and understanding in working with the Colombian government to reach an agreement that will enable the release of the restricted cash while improving the networks in a manner that serves the public better and addresses the current needs in Colombia. At this point, after many months of being told the agreements would be fairly negotiated and signed, we can no longer be confident that there will be an amicable resolution to the matter at hand.

If we were to terminate the agreements in Colombia – and I stress here that a decision on this has not yet been taken – we assume at present that our restricted cash of approximately $24 million would be offset with the liabilities we have for the same amount of advances from customers held by trustees. While we would take all necessary legal actions to claim our rights and release the restricted cash due to us for services rendered, we would also need to take into account that this would likely be a lengthy legal battle. In that respect, if we were to shut down services or otherwise terminate for cause, we also consider that the government could decide to declare termination for cause and then demand payment of approximately $27 million of performance bonds, in Colombian Pesos, provided by insurance companies on our behalf. We have provided corporate guarantees to the insurance companies guaranteeing payments made by them on our behalf and while we would defend against any such claims, we could potentially be exposed for any amounts paid by the insurance companies to the Colombian government, despite the defenses that we would raise.

As you well know, we have spent lots of efforts in an attempt to resolve the situation in Colombia since the issue arose over a year ago. The political dysfunction of the Ministry and FONADE that has arisen after they sat for months and negotiated with us is an unexpected development. We will continue to keep our shareholders informed on this matter

Before I turn the speaker to Ari, I wish to say that overall, our business remains steady and the Company is in a strong financial position. We leverage a strong balance sheet carrying a sizeable amount of cash with relatively little debt that can support us even if business slows down due to economic hardships and may open for us interesting acquisition opportunities going forward.

That concludes our business overview. Now I would like to turn over the call to Ari Krashin, our CFO, who will review the financials. Ari?

Speaker: Ari Krashin

Thank you Amiram. Good morning and afternoon everyone.

I would like to provide you with our third quarter results as well as offer some details to the quarterly financials.

Before I dig into the numbers, let me remind you that our GAAP financial results include the impact of SFAS-123R, the inclusion of equity based compensation expenses in the P&L. In our press release, we are presenting GAAP and non-GAAP results as well as reconciliation tables which highlight this data.

Revenues for the third quarter were (sixty five point three million dollars) {$65.3 million}, compared to $71.5 million (seventy one point five million dollars) in the third quarter of 2007, a decrease of approximately 8.7%. This decrease in year-over-year revenues is related mainly to a decline in GNS sales business, primarily attributed to longer sales cycles and some delays in several large pending projects throughout the world. The decline in GNS was partially offset by Spacenet’s higher revenues from the gaming and enterprise segments.

Our gross margin for the third quarter was approximately 30%, compared to 36% in the third quarter of 2007.

As a reminder, our gross margin is affected quarter-to-quarter by the mix of equipment and services, the regions in which we operate, the size of our deals and the timing in which transactions are consummated. As such, we are subject to lumpiness in our business which can lead to quarter-to-quarter fluctuations. As mentioned in the previous quarter, we also continue to see some aggressive pricing activity in certain regions of the world which is affecting our gross margins. During this quarter, we also wrote off approximately half a million dollars of excess inventory which had a negative impact on our gross margin as well.

Gross R&D expenses increased slightly from $4.1 million in the third quarter of 2007 to $4.4 million this quarter. The increase was primarily due to a slight rise in headcount, and also to the lower exchange rate of the dollar compared to last year.

Operating income for the quarter was half a million dollars, compared to $4.8 million dollars in the third quarter of 2007. Operating income for the quarter reflects the foreign exchange impact arising from the decline in value of the U.S. Dollar versus the Israeli shekel as well as the decrease in revenues and gross margin. During the quarter, the effect of the decline in value of the U.S. Dollar versus the Israeli shekel accounted for approximately $1.7 million dollars.

Following the recent increase in the valuation of the U.S. Dollar versus the Israeli Shekel, and in order to eliminate the fluctuation risk of the exchange rates, we hedged our expected expenses nominated in Israeli shekels throughout 2009 at an average dollar rate of (three point ninety two)3.92 Israeli shekels per dollar.

Our net financial income for the third quarter was 600 thousand dollars, compared to financial income of 1.1 million dollars in the same quarter of 2007. The reduction is attributed mainly to the decrease in interest rates resulting from poor market conditions.

This quarter, we incurred additional expenses in the amount of approximately one million dollars relating to the merger transaction.

GAAP Loss for the third quarter of 2008 was half a million dollars or 1 cent per diluted share. GAAP net income for the third quarter of 2007 was $5.9 million or 14 cents per diluted share.

On a non-GAAP basis and excluding the expenses related to the merger agreement, the net income for the third quarter of 2008 was half a million dollars or 1 cent per diluted share.

At the end of the quarter, our cash balances, including marketable securities and restricted cash, net of short-term bank credit, amounted to (one hundred seventy four point four million dollars) {$174.4 million}.

The quality of our portfolio remains solid and consistent with our conservative investment policy. Our total cash balances declined this quarter by approximately $7.8 million, but this was primarily due to the repayment of $4 million of the Bank Leumi loan, our continued financing of Gilat Colombia in an amount of approximately $3.7 million per quarter and $1.7 million capital investment relating to our new ERP system, all of which was offset by positive cash flow from operating activities of approximately $1.4 million.

Our shareholder’s equity at the end of the quarter totaled (two hundred and thirty six point three million dollars) {$236.3 million}.

Now I’d like to turn the call back to Amiram.
Amiram ?

Amiram:
Thank you Ari,

To summarize;

GNS is seeing delays in certain projects which are affecting our results, however, this is partially offset by Spacenet’s business in the United States, which continues to show good results.

The process leading up to the Merger Agreement signature and expected closing consumed a great deal of management time since mid 2007. Management is once again focusing on our main business, improving our profitability and bringing growth to the company. These will be our main objectives for 2009.

On that note, I wish to reiterate that overall, our business remains steady and the Company is in a strong financial position. We leverage a strong balance sheet carrying a sizeable amount of cash with relatively little debt which can support us if business slows down during economic hardships and may open for us interesting acquisition opportunities going forward.

That concludes our review. We would now like to open the floor for questions. Operator?

Operator

Thank you. Ladies and gentlemen, at this time, we will begin the question and answer session. (Operator Instructions)

The first question is from Jonathan Ho of William Blair. Please go ahead.

Jonathan Ho – William Blair & Co. – Analyst

Hi. Good morning. With regard to Colombia, what do you think has to happen at this point in order for there to be a resolution? And, second, how long do you think it will take to sort of reach a settlement on this side?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

How long it could take to –

Jonathan Ho – William Blair & Co. – Analyst

Yes, either reach a settlement or make the decision to unilaterally turn off the service?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

As you can tell from my description of the circumstances, it’s kind of an unpredictable set of circumstances, and we cannot commit at this point to specific dates. And it keeps on kind of changing, and we saw that since we have agreed with the ministry to sign this deal first, at the end of July and then towards the end of August, and basically we shook hands for the end of August, and eventually we came to the last kind of agreed-upon draft only September 25. And ever since that, it’s stopped [clear] discussions, internal discussions in the government. It’s unpredictable. That would be really the fair answer.

Jonathan Ho – William Blair & Co. – Analyst

Okay. And, I mean, as far as your own timeline or decision, let’s say there’s an impasse that persists. I mean, how much longer do you think you would be willing to sort of operate under the assumption that there could be an agreement reached, before you decide unilaterally that you want to discontinue the service.

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

We keep on monitoring the situation. There is no published kind of red line in terms of time schedule at this point of time and we keep on obviously pushing the Colombians. We haven’t published a specific deadline. At this point of time, it’s also related to, if you like, tactics with the local authorities in Colombia.

Jonathan Ho – William Blair & Co. – Analyst

Okay, okay. Just taking a look at the lawsuit that you filed against the former acquirers, can you give us a sense of what the legal expenses that’s associated with the lawsuit, and again, in terms of timing, do you have a rough sense of how long you expect this to take before reaching either a settlement or reaching a conclusion?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

With regards to the expenses that are related to the transaction itself, I don’t expect that to be a big number going forward. With regard to the litigation process, in Israel, this process is only started. Legal expenses in Israel are, I would say, lower than in the US, so it’s not a very substantial amount of money, but it’s really the beginning of this process.

Right now, the lawsuits are filed as a request for summary judgments and we are waiting for defendants to file responses.

Jonathan Ho – William Blair & Co. – Analyst

Okay, switching a little bit to more the business, can you talk a little bit about what you’re seeing in the macro environment today, at least from your sales force? Are you seeing hesitancy? Are you seeing sort of this increase in a delay and how should we think about sort of 2009 when we take into account sort of these impacts?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

As we mentioned, in many regions of the world, we are seeing longer sales cycles. In other regions, we are seeing more intense price struggles, but we haven’t thus far experienced any delays or difficulties with collections. So, going forward, I would think that we – or I should think that we will see less investment in infrastructure.

I should say, though, that we don’t see that [effect] in the funnel, so on one hand – and I know this is somewhat of a contradiction – on one hand we see longer sales cycles for GNS. On the other hand, the funnel still looks strong and we are working on many deals kind of across the globe in many, many countries. So rationally, I should think that 2009 should be tougher and that’s the reason why I said we should budget ourselves accordingly.

But, other than that, with the exception of seeing delays and closing deals for GNS for quite some time, we don’t feel that, at least not in the funnel.

Jonathan Ho – William Blair & Co. – Analyst

Great. I’ll hop back in the queue.

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

Okay, thanks.

Jonathan Ho – William Blair & Co. – Analyst

Thank you.

Operator

(Operator Instructions)

The first question is from Rich Valera of Needham & Company. Please go ahead.

Rich Valera – Needham & Company – Analyst

Thank you, good morning. I was wondering if you could give a little more color on which regions of the world you were seeing the greatest pricing pressure and if you could give any color on which competitors were driving that pricing pressure?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

I don’t think it’s kind of on a regional basis, my sense. It’s – generally speaking, I would think, and definitely not kind of competition-dependent in that sense. There are regions which are traditionally very competitive. To mention one, which would not be too big of a commercial secret, India, for example, is very competitive for many years, but I don’t think that that has changed and deals in India for this year were very competitive. So I would say that that was probably the situation for quite a few years by now.

I sense that it’s more kind of different regions you see in a strange way maybe different price levels, I could call it. But other than that, competition is generally speaking always tough and we try to do our best.

Rich Valera – Needham & Company – Analyst

Just trying to understand the year-over-year decline in gross margin, which was pretty considerable. You’re basically saying it’s just sort of an across-the-board pressure, not so much one region or competitor?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

I would say that generally speaking, to some extent, the general market condition, and I think that we won’t kind of sense the pressure. So I would think that this is a common denominator.

In addition to that, if, at a given time, you have more deals in regions where price pressure is higher, like in India, as an example, and I don’t want to mention the regions, the exact regions where we have better margins and the regions where we have lower margins. I would think that it’s the market in general.

Rich Valera – Needham & Company – Analyst

And just one quick clarification. You mentioned I think, was it a $0.5 million inventory writedown, which also affected gross margin this quarter? Is that correct?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

Yes, that’s right, to $0.5 million, yes.

Rich Valera – Needham & Company – Analyst

And was there any writedown in the previous year’s quarter that you’re aware of?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

Nothing significant. There is ongoing here and there, but this time we thought it was a bit higher than we usually have, so we decided it was proper to mention it.

Rich Valera – Needham & Company – Analyst

Okay, that’s helpful, thank you.

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

Okay, Rich.

Operator

The next question is from [Brett Petelski] of [Para Advisers]. Please go ahead.

Brett Petelski – Para Advisers – Analyst

Yes, what is your current net cash balance, and could you just walk through one more time the Colombia impact? Like, if you were to shut down the relationship there, what the potential effect it could have on the cash balance?

Ari Krashin – Gilat Satellite Networks – CFO

Basically, our total cash balances for the end of the quarter was approximately $174.4 million, as we stated. The net cash depends basically what you consider the net cash, but if we take out the total debt, which is pretty low, it’s [$36] million, which gives you $140 million of net cash.

Can you repeat the second part of the question?

Brett Petelski – Para Advisers – Analyst

Yes, just to understand the Colombia impact, what impact that would have on the net cash position under, I guess, worst-case scenarios?

Ari Krashin – Gilat Satellite Networks – CFO

In regard to the cash, basically on the balance sheet we have the restricted cash on one hand, which is approximately $24 million related to the Colombian government, and on the other side, we have on the liability side, we had the deferred revenues, which were at the same [quarter]. They are equal, they are exactly the same amount. If things come to things and we don’t get to a resolution with the Colombian government, there might be an impact that we’ll need to offset those two amounts together. It won’t affect the P&L, obviously, but might reduce the balance sheet by those $24 million of received cash.

Now, we also have some performance bonds, as Amiram mentioned. This is still under review. We don’t really know the impact yet. We haven’t decided yet anything, but if things come to things, this might also be something to consider and it’s going to be up to the legal advisers whether or not they think it’s possible, remote, if we need to pay it or not.

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

The process will be – you’ve asked for the worst-case scenario. The worst-case scenario is that we are giving up – we decided to terminate. As an outcome of this termination, the government will not release, obviously, the $24 million in trust. By the way, they cannot take it, also, and this will grow into a very long legal battle in Colombia.

In addition to that, they might claim for the performance guarantees – they might terminate on their end, claiming that they have a cause to terminate. And then, in that case, they will claim the performance bond from the insurance companies. The insurance companies, if they will pay them, they will sue us for this amount of money, which the relevant amount of money in pesos, will now, based on the exchange rates in pesos – is now like $27 million. So you understand kind of the series of events, and, as I said, we will have to define whether this is remote or probable or what at the time that this event will happen.

This is all in the scenario that we came to a situation where if we walk away, if the government decides to terminate, a whole series of events, which I just kind of described to you. I should say that our Colombian advisers view this possibility as remote at this time, but since you had asked for the worst-case scenario, then I tried to describe to you what a worst-case scenario would look like.

Brett Petelski – Para Advisers – Analyst

Okay, thank you.

Operator

The next question is from Ali Motamed, of Boston Partners. Please go ahead.

Ali Motamed – Boston Partners – Analyst

Hi. Even under the worst-case scenario, you’re sitting on $100 million in cash and your stock is trading at 50% of tangible book value. Any thoughts to a buyback? You don’t have to do much here. I mean, every penny you spend here has a duplicative effect on increasing tangible book value per share.

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

We are considering it, Ali. And we are looking into it. We haven’t taken a decision as of yet to do it, but we are considering it.

Ali Motamed – Boston Partners – Analyst

And then if you were to have that worst-case impact, I know the last two quarters it’s been sort of a $7 million drag on operating profits, this Colombian business. I mean, would we feel pretty comfortable that next year we’re going to be making money on an operating basis without the Colombian business because the cost will be gone, also? I mean, we’re basically dealing with a buffer of $16 million-plus in operating profit going into next year, and it seems like at least in the US some of the trends are pretty good. Can you talk to that a little bit?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

First, the math you do is kind of right. Every quarter, we keep on losing like $3.7 million on the Colombian operations. This is true. And should we decide to walk away, then that stops it. On the other hand, you have to kind of measure this, and you can understand the dilemma we’re at. Yes, you kind of save this agony and you save this amount of money on a quarterly basis. On the other hand, you lose the chance of putting your hand on the $24 million in any foreseeable future because litigation in Colombia takes many, many years.

And, in addition to that, you’re going into the unknown with regards to the guarantee, which worst-case scenario we tried to describe to you. So this is kind of exactly the area of dilemma we struggle with.

To your point, if we decide to walk away and there is the one-time effect that has been described to you previously, then yes, Colombia is no more there and then you save lots of money on an ongoing basis in the way you have just described.

Ali Motamed – Boston Partners – Analyst

I’m not trying to advocate that you would do that, but I’m just trying to get a sense of how does this company trade at below net cash right now and 50% of tangible book value. And maybe you could provide some form of color going into next year as to what would happen in that worst case or just something because, obviously, the valuation here is ridiculous.

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

Okay, without commenting on the valuation, which, obviously, we are not happy to see as well, I would say that we don’t give guidance, that. We usually give management’s goals. We’ll do that once we’ve finished the budget process. I tried to give you some color on how we view the market, and I don’t see it kind of – at this point of time, I don’t see it change very dramatically with all these delays or longer cycles in GNS. We didn’t see that in Spacenet.

I’m not saying that that will be the situation next year. Maybe next year we’ll see that in Spacenet as well, but in the meantime we do not see that. Colombia is a drag of about [$16] million a year. This is a fact. And other than that, I think that we still have a good funnel and we still do good business in many parts of the world, and, as I’ve said, before we’ve started the Q&A session, I think we have a very strong balance sheet. I think we should find interesting opportunities in these days and people with a strong balance sheet should leverage from that situation also.

Ali Motamed – Boston Partners – Analyst

And then one other thing. Could you talk about this opportunity with I think it’s O3 Networks, the Google and Liberty-funded company. I know they’re probably not getting off the ground for another 12 months, but are you an exclusive provider of product to them and sort of what have they laid out as plans?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

We’re not exclusive providers to them. It’s called O3b for the term Other 3 billion. They attempt to – for people on the audience who are not familiar with it, it’s a venture that’s trying to launch low Earth orbit satellites to provide service for the other 3 billion, which is in areas of plus or minus 40 degrees from the equator, in Africa, in Latin America, many places where they don’t have access to broadband generally speaking. And the concept is to have a cluster of starting with eight satellites, low Earth orbit, and we’ve been talking to them and we are working with them on the ground segment of this project.

It is not an exclusive arrangement. As we have rightfully said, we’re not off the ground as of yet. Should they be successful in raising the amount of money required to launch the first cluster of satellites, then they will have satellites in the air towards the second part of 2010.

Ali Motamed – Boston Partners – Analyst

Thank you.

Operator

The next question is a follow-up question from Jonathan Ho of William Blair. Please go ahead.

Jonathan Ho – William Blair & Co. – Analyst

Hi. Just wanted to follow-up with your statement about acquisitions and just where do you see sort of the opportunities, particularly in this market and whether that’s going to be sort of a significant use of cash looking forward?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

Obviously, I don’t want to be specific, but you understand, as a general statement, it opens opportunities for us. And since we want to try and expand the business not only on an organic basis, but also on an inorganic basis, then we will look for companies that could be complementary to our activities, could match with some synergy with our activities and we are actively doing it.

Jonathan Ho – William Blair & Co. – Analyst

Great, thank you.

Operator

There are no further questions at this time. Before I ask Mr. Levinberg to go ahead with his closing statement, I’d like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-888-326-9310. In Israel, please call 03-925-5947. Internationally, please call 972-392-5947. Mr. Levinberg, would you like to make your concluding statement?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

Yes. I’d just like to thank you for joining us for this quarter’s call. Good afternoon and goodbye.

Operator

Thank you. This concludes the Gilat Satellite Networks, Limited, third quarter 2008 results conference call.

Thank you for your participation. You may go ahead and disconnect.